


Public Report

SEC 14030205 [MISSION]
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25132

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder



REPORT FOR THE PERIOD BEGINNING July 1, 2013 (MM/DD/YY) AND ENDING June 30, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Euro Pacific Capitial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

88 Post Road West
(No. and Street)

Westport	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia McDonald 203.662.9700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patricia McDonald, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Euro Pacific Capital, Inc, as of June 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Connecticut
County of Fairfield
Subscribed and sworn to (or affirmed) before me on this 23rd day of February, 2015 by Patricia A. McDonald proved to me on the basis of satisfactory evidences to be the person who appeared before me.

[Signature] 2/23/15
Notary Public

[Signature]
Signature

Finance Manager
Title

For June 30, 2014 External Audit

Marion Lanice Miller
Notary Public
My Commission Expires Sept. 30, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EURO PACIFIC CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED JUNE 30, 2014

Assets	
Current Assets	
Cash	$ 1,597,865
Cash, customer escrow (Note 3)	42,355
Deposits with clearing organizations	100,000
Receivables:	
Clearing organizations	1,768,464
Other	20,065
Investments in securities, at fair value	17,110
Securities owned, at fair value	13,159
Prepaid expenses and other assets	260,202
Deposits	54,541
Deferred tax assets	1,158,477
Total Current Assets	5,032,238
Property and Equipment, Net	318,343
Total Assets	$ 5,350,581
Liabilities and Shareholder's Equity	
Current Liabilities	
Payables:	
Other	$ 293,566
Clearing organizations	16,595
Officer	128
Accrued liabilities	1,488,431
Deferred revenue	310,995
Income taxes payable, current	49,583
Total Current Liabilities	2,159,298
Commitments and Contingencies (Note 9)	
Shareholder's Equity	
Common stock, $1 par value, 1,000 authorized shares, 1,000 shares issued and 600 outstanding	1,000
Additional paid-in-capital	2,241,593
Retained earnings	1,044,690
Cost of common stock held in treasury, 400 shares	(96,000)
Total Shareholder's Equity	3,191,283
Total Liabilities and Shareholder's Equity	$ 5,350,581

The accompanying notes are an integral part of these financial statements